April 20, 2012

Via E-mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attn: Michael Clampitt

Re:          EastBridge Investment Group Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011
File No. 000-52282

Dear Mr. Clampitt:

EastBridge Investment Group Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 16, 2012 regarding our Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”) previously filed on April 14, 2011.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part I

Item 1. Business

Business Strategies, page 5

1.	We refer to your response to prior comment 1. Please tell us why you did not list China Golden Eagle Automobile Sales Co., Ltd. We note your agreement filed with the S.E.C. on May 16, 2011.

The Company only signed the listing agreement with Golden Eagle, but did not conduct any work on its behalf nor did the Company receive any compensation, fees or other payment of any kind from Golden Eagle.

2.	We refer to your response to prior comment 3. For the agreements listed in Annex A that you did not file with the S.E.C., please tell us how you determined these were not material to EastBridge.

Item 1.01 of the Form 8-K requires disclosure of any “material definitive agreement not made in the ordinary course of business".  The Company determined that such agreements were made in the ordinary course of business and that no filings are necessary for such agreements.

3.
We refer to your response to prior comment 4, and note that Dwarf Technology Holdings, Inc. has a pending registration statement pursuant to which they seek to register the dividend of their shares to EastBridge shareholders. Please tell us whether any of the other companies on your Annex A have registration statements pending with the S.E.C.

Annex A previously provided to the Staff listed all companies that have registration statements pending with the Commission.  No other companies on Annex A have registration statements pending with the Commission.

4.
We note your previously submitted Annex A and the five companies from whom Eastbridge received securities. Advise the staff as to when you received such securities, the number of such shares held at December 31, 2010 and December 31, 2011 and their balance sheet value at those dates. In addition, except for the distributions to your shareholders, tell us when and how you made any other dispositions of such securities.

Wonder shares: 3,400,000 shares issued to us on March 16, 2011.  No value on either December 31, 2010 (zero shares) or December 31, 2011 (2,500,125 shares).  Wonder is not trading at this time and the valuation of Wonder has not been estimated by an independent third party; therefore no value can be assigned to the shares at this time.

Tsingda shares:  2,079,740 shares were issued to us on December 2, 2010.  The value on December 31, 2010 on our balance sheet was $1,477,000 (2,079,240 shares).  The value on our balance sheet as of December 31, 2011 was $828,248 (1,166,244 shares).  913,496 shares were reduced from our total as follows:  500,000 shares sold to a private investor; 300,018 shares provided to our shareholders and 113,478 shares provided to our service providers and investors.

Dwarf shares: 3,000,000 shares issued to us on August 12, 2011.  No value on either December 31, 2010 (zero shares) or December 31, 2011 (3,000,000 shares).  Dwarf is not effective to date with the SEC; therefore, it is not trading and the valuation of Dwarf has not been estimated by an independent third party; therefore, no value can be assigned to the shares at this time.

Alpha Lujo:  Shares issued to us as follows:  1,142,350 shares on December 8, 2010 and 1,000,000 shares on April 5, 2011.  The value of such shares on December 31, 2010 on our balance sheet was $137,082 (1,142,350 shares) and the value on December 31, 2011 was $214,235 (2,142,350 shares).

Arem Pacific:  34,500,000 shares were issued to us on May 4, 2011.  No value on either December 31, 2010 (zero shares) or December 31, 2011 (34,500,000 shares).  Arem is not effective with the SEC and is not trading and the valuation of Arem Pacific has not been estimated by an independent third party; therefore, no value is can be assigned to the shares at this time.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact either myself at (480) 966-2020 or our counsel Adam Mimeles, Esq., at (212) 370-1300.

Sincerely,

EastBridge Investment Group Corp.

	By:	/s/ Norman Klein
Norman Klein
Chief Financial Officer
cc: Ellenoff Grossman & Schole LLP